SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DUNE ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265338707

(CUSIP Number)

Jonathan D. Wasserman
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707	Schedule 13D	Page 2 of 7

1.	Names of Reporting Persons. Zell Credit Opportunities Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,792,068
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,792,068
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,792,068
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 6.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on 59,022,475 shares of Common Stock outstanding as of December 21, 2012, based on information received from the Issuer.

CUSIP No. 265338707	Schedule 13D	Page 3 of 7

1.	Names of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,792,068
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,792,068
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,792,068
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 6.4%(1)
14.	Type of Reporting Person (See Instructions) OO - limited liability company

(1) Based on 59,022,475 shares of Common Stock outstanding as of December 21, 2012, based on information received from the Issuer.

CUSIP No. 265338707	Schedule 13D	Page 4 of 7

ITEM 1.                      Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the Schedule 13D originally filed on January 3, 2012 (“Original Schedule 13D”), and amended by Amendment No. 1 to Schedule 13D filed on December 6, 2012 (“Amendment No. 1”), with respect to the Common Stock of the Issuer held by Zell Credit Opportunities Side Fund, L.P., a Delaware limited partnership (“Side Fund”), and certain other reporting persons (such Original Schedule 13D and Amendment No. 1, collectively, the “Schedule 13D,” and the Schedule 13D, as amended and supplemented by this Amendment No. 2, this “Statement”). The Original Schedule 13D and Amendment No. 1 were filed by Zell Credit Opportunities Master Fund, L.P. (“ZCOF”), who, on December 5, 2012, contributed all of the shares of Common Stock of the Issuer then held by ZCOF to Side Fund in exchange for limited partnership interests in Side Fund, as reported in Amendment No. 1.  The Issuer’s principal executive office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

Item 1 of the Schedule 13D is hereby amended and supplemented by the inclusion of the information in the immediately-preceding paragraph.

ITEM 2.                      Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed on behalf Side Fund and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”).  Side Fund and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

Side Fund is a limited partnership and has no officers. Chai Trust is the general partner and investment manager of Side Fund.

The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust; Chief Restructuring Officer of Tribune Company
Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker
JoAnn Zell	Senior Managing Director of Chai Trust. Mrs. Zell is a physician
Matthew Zell	Senior Managing Director of Chai Trust and a Managing Director of the Equity Group Investments division of Chai Trust (“EGI”)
Robert M. Levin
Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI
Jon Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Chief Legal Officer of EGI

The officers and managing directors of Chai Trust are referred to herein as the “Additional Persons.”

CUSIP No. 265338707	Schedule 13D	Page 5 of 7

The business address of each Reporting Person and each Additional Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person and, to the best knowledge of each Reporting Person, none of the Additional Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Chai Trust is organized under the laws of the state of Illinois, and Side Fund is organized under the laws of the state of Delaware. Each of the Additional Persons is a United States citizen.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the Common Stock Purchase Agreement described in Item 6 of this Statement, Side Fund paid the Issuer $2,029,668.38 to acquire the shares of Common Stock reported in Item 5(c) of this Statement.  All funds used in the acquisition by the Reporting Persons of shares of Common Stock were obtained from the working capital of the Reporting Persons.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) There were 59,022,475 shares of Common Stock outstanding as of December 21, 2012, based on information received from the Issuer.

Side Fund and Chai Trust each beneficially own, and share voting and dispositive power as to, 3,792,068 shares of Common Stock of the Issuer, representing approximately 6.4% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) On December 20, 2012, pursuant to the Common Stock Purchase Agreement described in Item 6 of this Statement, Side Fund acquired from the Issuer 1,268,542 shares of Common Stock at a purchase price of $1.60 per share.  Because this acquisition amounts to greater than 1% of the shares of Common Stock outstanding, the Reporting Persons are filing this Statement pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.  However, because the Issuer simultaneously entered into similar Common Stock Purchase Agreements with other investors, pursuant to which such other investors acquired newly-issued shares of Common Stock from the Issuer, the Reporting Persons’ beneficial ownership percentage did not increase by greater than 1% as a result of the transaction reported on this Statement.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 265338707	Schedule 13D	Page 6 of 7

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 20, 2012, the Issuer entered into a Common Stock Purchase Agreement with Side Fund (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to Side Fund, and Side Fund agreed to purchase, up to $3,382,780.63 worth of newly issued shares of Common Stock, at a purchase price of $1.60 per share of Common Stock, for a total of 2,114,237 shares of Common Stock.  Among other things, the Purchase Agreement authorizes the Issuer to issue and sell to Side Fund $2,029,668.38 worth of shares of Common Stock, or 1,268,542 shares of Common Stock at a purchase price of $1.60 per share, at the initial closing.  Also under the terms of the Purchase Agreement, subject to election by the Issuer and the Issuer meeting certain performance objectives, Issuer may conduct two additional closings with Side Fund prior to December 31, 2013 for up to $676,556.13 worth of shares of Common Stock each, for an aggregate of 845,695 shares of Common Stock.  Because Side Fund does not have the right to acquire the 845,695 shares of Common Stock that Issuer may offer pursuant to the two additional closings, such shares have not been included in Side Fund’s total beneficial ownership as reported in this Statement.

Also on December 20, 2012, the Issuer entered into a Registration Rights Agreement with certain investors, including Side Fund. Under the Registration Rights Agreement, the Issuer agreed to use its commercially reasonable efforts to file with the U.S. Securities and Exchange Commission and to cause to become effective a registration statement relating to the shares of Common Stock. The Issuer also agreed to use its commercially reasonable efforts to keep the shelf registration statement effective until the earliest to occur of (i) the disposition of all shares of registrable securities registered under the shelf registration statement, (ii) the availability under Rule 144 of the Securities Act of 1933, as amended, for each holder of registrable securities to immediately freely resell without restriction all registrable securities held by such holder and covered by the shelf registration statement or (iii) the cessation of all such shares to be outstanding.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are summaries, do not purport to be complete and are qualified in their entirety by reference to such documents, which are filed as Exhibits 5 and 6 to this Statement and are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

4.	Joint Filing Agreement dated December 26, 2012.

5.	Common Stock Purchase Agreement dated December 20, 2012, by and among the Issuer and Side Fund.

6.
Registration Rights Agreement dated December 20, 2012, by and among the Issuer and certain investors, including Side Fund (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 24, 2012).

CUSIP No. 265338707	Schedule 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 26, 2012

ZELL CREDIT OPPORTUNITIES SIDE FUND, L.P.
By: CHAI TRUST COMPANY, LLC
Its: General Partner

By: /s/ Philip G. Tinkler

Chief Financial Officer

CHAI TRUST COMPANY, LLC

By: /s/ Philip G. Tinkler

Chief Financial Officer